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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                               Thomas P. Olversen
                                  Seabury Hall
                                480 Olinda Road
                             Makawao, Hawaii  96768


                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                December 2, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)


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 CUSIP No. 69 111 10 9            13D                      Page 2 of 9 Pages



     1     NAME OF PERSON
           SEABURY HALL
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           99-0110784

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*      (a)  [ ]

                                                                (b)  [X]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           HAWAII

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,548,685
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        17,000

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,548,685

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            69.2%

    14     TYPE OF PERSON REPORTING*
            00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by Seabury Hall (the "Filing
Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Seabury Hall

                 b.       Business address:  480 Olinda Road, Makawao, Hawaii
                          96768.

                 c. Seabury Hall is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither Seabury Hall nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       Hawaii.

John C. Baldwin is a member of the board of trustees of the Filing Person. Mr. Baldwin is the president of HST, Inc. and his business address is 1176 Nakui Street, Makawao, HI 96768.

Zadoc W. Brown, Jr. is a member of the board of trustees of the Filing Person. Mr. Brown is a manager, Maui office, Smith Barney and his business address is 33 Lono Avenue, #330, Kahulaui, HI 96732.

Everett Dowling is a member of the board of trustees of the Filing Person. Mr. Dowling is a president of Dowling, Inc. and his business address is 1977 E. Main Street, Wailuku, HI 96793.

Betsy Erdman is a member of the board of trustees of the Filing Person. Ms. Erdman is a community volunteer and her residence is Ulupalakua Ranch, Ulupalakua, HI 96790.

Gary Gifford is a member of the board of trustees of the Filing Person. Mr. Gifford is the president of Kapalua Land Co., Ltd. and his business address is 1000 Kapalua Drive, Kapalua, HI 96761.





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J. Stephen Goodfellow is a member of the board of trustees of the Filing
Person. Mr. Goodfellow is the vice president of Goodfellow Bros., Inc. and his business address is P.O. Box 220, Kibei, HI 96753.

Douglas Hajjar is a member of the board of trustees of the Filing Person. Mr. Hajjar is the vice-chairman of Cadence Design Systems and his business address is 270 Billerica Road, Chelmsford, MA 01824.

James J.C. Haynes, II is a member of the board of trustees of the Filing Person. Mr. Haynes is the president of Maui Petroleum, Inc. and his business address is P.O. Box 1566, Kahului, HI 96732.

James R. Judge is a member of the board of trustees of the Filing Person. Mr. Judge is an attorney and his business address is 2233 Vineyard Street, Wailuku, HI 96793.

Tom C. Leuteneker is a member of the board of trustees of the Filing Person. Mr. Leuteneker is a partner of Carlsmith, Ball, Wichman, Murray, Case, Mukai & Ichiki and his business address is 2200 Main Street, Suite 400, Wailuku, HI 96793.

Paul Mancini is a member of the board of trustees of the Filing Person. Mr. Mancini is a partner of Case & Lynch and his business address is 33 Lono Avenue, Suite 470, Kahului, HI 96732.

Paul Meyer is a member of the board of trustees of the Filing Person. Mr. Meyer is executive vice president of finance of Maui Land & Pineapple Co. and his business address is P.O. Box 187, Kahului, HI 96732.

Roderick McPhee is a member of the board of trustees of the Filing Person. Mr. McPhee is a retired president of the Punahou School and his residence is 2022 Kakela Drive, Honolulu, HI 96782.

Zelie Myers is a member of the board of trustees of the Filing Person. Mrs. Myers is as executive vice president of The Myers Corporation and her residence is 3239 Noela Drive, Honolulu, HI 96815.

Nathaniel R. Potter is a member of the board of trustees of the Filing Person. Mr. Potter is a retired vice president of Hawaiian Cement and his residence is 3710 Tantalus Drive, Honolulu, HI 96822.

Henry Rice is a member of the board of trustees of the Filing Person. Mr. Rice is the president and manager of Kaonoulu Ranch and his business address is P.O. Box 1141, Wailuku, HI 96793.

Judy Siracusa is a member of the board of trustees of the Filing Person. Ms. Siracusa is a community volunteer and her home address is 453 Laulea Place, Paia, HI 96779.

Jeanne Skog is a member of the board of trustees of the Filing Person. Ms. Skog is a vice president of administration, Maui Economic Development and her business address is 590 Lipoa Pkwy, Kihei, HI 96753.

Jack Thompson is a member of the board of trustees of the Filing Person. Mr. Thompson is a retired school administrator and his home address is 204 Kealakai Place, Paia, HI 96779.





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Rev. Layton Zimmer is a member of the board of trustees of the Filing Person.
Mr. Zimmer is a Rector, Church of the Good Shepherd and his business address is Good Shepherd, 2140 Main Street, Wailuku, HI 96793.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 17,000 shares of the Common Stock, representing approximately .25% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement





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(incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s
Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of December 2, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1994.                       Seabury Hall



                                                 By: /s/  Thomas P. Olversen
                                                     --------------------------
                                                 Name:  Thomas P. Olversen
                                                 Title: Headmaster





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
                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


        In consideration of the transfer to Seabury Hall (the "Transferee") of 17,000 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto.
The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                                 Seabury Hall
                                                 (Name of Transferee)


                                                 By:  /s/  Judy Siracusa
                                                      ----------------------


Executed as of the 2nd day of December, 1994.

                                                 Outlet Communications, Inc.


                                                 By: _______________________






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